May 3, 2023

VIA EDGAR

Attention: Morgan Youngwood and Stephen Krikorian

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549

Re: SmartRent, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 8, 2023

File No. 001-39991

Ladies and Gentlemen:

This letter sets forth the response of SmartRent, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated April 28, 2023, with respect to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2022 (the “Form 10-K”), filed March 8, 2023.

Set forth below is the Staff’s comment, followed by the Company’s response. For convenience, we have incorporated the Staff’s comment into this response letter in italics.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Report on Internal Controls Over Financial Reporting, page 85

1.
Staff’s comment:

We note your responses to prior comments 2 and 3. Please help us better understand how management concluded that your disclosure controls and procedures were effective as of

December 31, 2022. In this respect, explain how you considered that you inadvertently omitted disclosure relating to management’s assessment regarding internal controls over financial reporting in reaching that conclusion.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that management has reassessed the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2022. While acknowledging that disclosure controls and procedures cannot eliminate all instances of errors, management has determined the operating effectiveness of the related control was deficient. Management has and will continue to reinforce the importance of the performance of the control with those responsible to ensure the operational effectiveness of its disclosure controls and procedures in the future.

The Company anticipates filing an amendment to the Form 10-K reflecting the foregoing conclusions, updating the Exhibit 31 certifications and revising Item 9A as follows:

“Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures (as defined in the Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2022, as a result of the following inadvertent disclosure omissions in our original Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022 (the “Original Report”), filed March 8, 2023: (a) our failure to include a report of management’s assessment of the effectiveness of our internal control over financial reporting as December 31, 2022, and (b) our failure to include the language of paragraph 4(b) required by Item 601(b)(31) of Regulation-SK in the Exhibit 31 certifications.

Notwithstanding the conclusion by our Chief Executive Officer and Chief Financial Officer that our disclosure controls and procedures were not effective, management believes that the financial statements and related financial information included in our Annual Report on Form 10-K fairly present in all material respects our financial condition, results, of operations and cash flows as of the dates presented, and for the periods ended on such dates, in conformity with U.S. GAAP.

Management’s Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of management, our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

This Report does not include an attestation report of our independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies.”

For the period ended December 31, 2020, management identified material weaknesses in internal control over financial reporting related to: (a) accounting for non-routine transactions; (b) the lack of consistent review of journal entries prior to their posting to the general ledger; and (c) the need to provide formal segregation controls over our information technology. These material weaknesses were due to us being a private company with limited resources and not having the necessary business processes, controls, and technical expertise to oversee our business processes and controls.

Based on the remediation efforts described below, weakness (a) was fully remediated as of December 31, 2021, and weaknesses (b) and (c) have been fully remediated as of December 31, 2022. Our remediation efforts included the following:

•
Adding experienced technical accounting personnel, and continuing to engage with external technical accounting consultants, to facilitate timely and accurate accounting for non-routine transactions;
•
Expanding the team of experienced accounting personnel to allow for appropriate review of journal entries and general segregation of duties;
•
Implementing new software tools to facilitate systematic processing and effective review of journal entries prior to entering in the general ledger; and
•
Partnering with external consultants specializing in public company control compliance to assess and implement controls over financial and information technology processes.

Notwithstanding the assessment that our internal controls over financial reporting were not effective in prior periods, we believe we have employed supplementary procedures to ensure the financial statements contained in this Report fairly present in all material respects, our financial position as of December 31, 2022 and 2021, and results of operations and cash flows for the periods ending December 31, 2022, 2021 and 2020.

Changes in Internal Control over Financial Reporting

Other than the remediation efforts described above, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Our disclosure controls and procedures and our internal controls over financial reporting have been designed to provide reasonable assurance of achieving their objectives. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.”

*****

We respectfully request the Staff’s assistance in completing the review of our responses as soon as possible. Please contact Kevin Criddle of DLA Piper LLP (US) at (480) 606-5129 with any questions regarding the responses provided in this letter.

Sincerely,

SMARTRENT, INC.

By: /s/ Hiroshi Okamoto

Name: Hiroshi Okamoto

Title: Chief Financial Officer

cc: Hiroshi Okamoto, SmartRent, Inc.

Kristen Lee, SmartRent, Inc.

Kevin Criddle, DLA Piper LLP (US)

David Lewis, DLA Piper LLP (US)